Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

February 13, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director
Mr. Sean Donahue

Re:	Chesapeake Energy Corporation
Form 8-K
Filed January 7, 2009
File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the response of Chesapeake Energy Corporation to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated January 30, 2009.  We have repeated those comments below, followed by the company's response.

Form 8-K filed January 7, 2009 (the "Form 8-K")

General

1.
Please explain why the board determined to enter a new five-year employment agreement with Mr. McClendon and grant him the incentive award at this particular time.  If the recent forced liquidation of his holdings was a factor, address that as well.

Response:  The normal annual cycle of the Compensation Committee of the Board of Directors is to review executive compensation in June and December.  The Committee considered amendments to Mr. McClendon's employment agreement, including the grant of the incentive award, at its regularly scheduled meeting on December 11, 2008.  On the following day, the Committee presented a proposal to the Board outlining the basic terms of the employment agreement amendments.  The Board approved the proposal, in concept, and directed the Committee to work to finalize a definitive amended employment agreement for execution by year end in order to take into account business considerations and tax consequences of the incentive award.

Securities and Exchange Commission
February 13, 2009

As stated in the Form 8-K, the incentive award was intended to recognize Mr. McClendon's leadership role in completing a series of transactions in 2008, particularly the four highlighted in the table under "Rationale for Incentive Award and Structure" in the Form 8-K.  The last to occur of these transactions was the Marcellus Shale joint venture with StatoilHydro completed on November 25, 2008.  The Compensation Committee believed that Mr. McClendon's efforts in developing the company's asset monetization strategy and successfully completing the 2008 transactions, especially the joint venture for its Marcellus Shale properties which was executed in the face of declining natural gas and oil prices and a deteriorating global economy, should be recognized in a timely manner.  The Committee therefore addressed an appropriate compensatory award at its first meeting after the Marcellus Shale joint venture.

The forced liquidation of Mr. McClendon's company stock holdings in October 2008 was a factor that motivated the Compensation Committee's to seek a five-year employment commitment from Mr. McClendon and to link the commitment to the incentive award through the clawback.  As a founder of the company, Mr. McClendon had been a significant shareholder of the company since its inception.  In media interviews and in meetings with shareholders and investors, he often pointed to his stock position as an expression of the confidence he had in the company.  The company's proxy statement for its 2008 annual meeting of shareholders noted the following about Mr. McClendon's stock holdings:

As a significant shareholder, with approximately 29.5 million shares of our common stock, Mr. McClendon has a major portion of his personal wealth tied directly to sustained stock price appreciation and performance, providing direct alignment with shareholder interests. Additionally, Mr. McClendon has not sold a share of the Company’s common stock since January 2002 and has been an active and continuous purchaser of our common stock in the open market since September 2002. From September 2002 through April 2008, Mr. McClendon purchased over 11 million shares at a total cost of approximately $319 million.

The Compensation Committee, and the entire Board, naturally had concerns about the effect the sudden and unexpected loss of Mr. McClendon's stock in the company might have on his focus and motivation as the company's chief executive officer.  Certain large shareholders voiced similar concerns.  The Board was also cognizant of the precipitous drop in the company's common stock price in 2008 and shareholders' need for strong, engaged management.  The last sentence under Item 5.02 of the Form 8-K summed up these issues as follows:

Because of other entrepreneurial opportunities that exist in the industry and Mr. McClendon's reduced Company stock holdings, the Compensation Committee focused on providing a retention incentive to Mr. McClendon that the Compensation Committee believed would be effective for multiple years without issuing substantial equity awards at current stock prices, which the Compensation Committee views as depressed.

Securities and Exchange Commission
February 13, 2009

Finally, the Compensation Committee and the Board of Directors were aware of the growing economic crisis apparent in late 2008 and the effects it might have on the company.  The essential objectives in entering into a new five-year employment agreement with Mr. McClendon and granting him an incentive award at year-end 2008 were to retain Mr. McClendon as the company's CEO and incent him to continue his strong and innovative leadership role during very uncertain times for the economy at large and the industry in which the company operates.

Stock Holding Requirement

2.	Clarify the impact upon the Incentive Award if Mr. McClendon's required percentage does not revert to 500% by 2010. Indicate also whether this condition is waivable by the Board.

Response:  Mr. McClendon's December 31, 2008 employment agreement does not address the consequence of his stock ownership failing to meet the required percentage.  His prior employment agreements with the company were similarly silent on this point, as are the employment agreements with other company executive officers.  Under Mr. McClendon's agreement, therefore, his failure to reach the required stock ownership of 500% by 2010 would have no impact on the incentive award without further action by the Board.  The stock ownership requirement in the employment agreements of all executive officers of the company, including Mr. McClendon, is intended to more closely align the interests of the executive officers with those of the company's shareholders.  The failure of any executive officer to meet his or her stock ownership requirement would be a breach of contract.  Being a contractual term intended to benefit the company, however, this requirement could be waived by the Board in the exercise of its business judgment, considering all relevant facts and circumstances at the time, and such waiver would need to be disclosed at the time it was made.  If Mr. McClendon did not meet the 500% requirement by 2010, we anticipate the Board would inquire into the reasons and consider available remedies and responses.  The company believes, however, that Mr. McClendon will meet the 500% requirement by 2010.

Rationale for Incentive Award and Structure

3.
We note that you disclose a non-GAAP profit measure for the four transactions that Mr. McClendon negotiated in fiscal year 2008.  Please clarify the comparable GAAP profit measure generated from the four transactions and differences between the two measures.  In addition, we remind you of the non-GAAP disclosure requirements of Item 10(e)(i)(A) and (B) of Regulation S-K, which require you to provide a presentation of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and a reconciliation of the non-GAAP measure to this GAAP measure when disclosing non-GAAP financial measures in Commission filings.

Response:  The Form 8-K reports that the company's cost basis in the properties sold in the four transactions listed in the table was approximately $1.7 billion.  The initial cash payments and the drilling credits derived from the four transactions exceed the cost basis by $8.6 billion, which the Form 8-K referred to as a "profit" of $8.6 billion and identified as a non-GAAP measure.  This is not a "non-GAAP financial measure" as defined in Item 10(e) of Regulation S-K, however.  The "profit" concept used by the Compensation Committee was a value metric for the determination of incentive compensation, not a variant of a GAAP financial measure.

Securities and Exchange Commission
February 13, 2009

A "non-GAAP financial measure" is a numerical measure that excludes amounts included in the most directly comparable GAAP measure in our financial statements or includes amounts excluded in the most directly comparable GAAP measure in our financial statements.  Not every number that is not GAAP falls within the definition of a non-GAAP financial measure.  As the Commission stated in the adopting release (Rel. Nos. 33-8176; 34-47226, Jan. 22, 2003), "We do not intend the definition of 'non-GAAP financial measures' to capture measures of operating performance or statistical measures that fall outside the scope of the definition set forth [in Item 10(e) of Regulation S-K] .. . . . Non-GAAP financial measures do not include financial information that does not have the effect of providing numerical measures that are different from the comparable GAAP measure."  This is precisely how the Compensation Committee used the "profit" concept as it considered how to compensate Mr. McClendon for the value the four transactions represented to the company.  This was a measurement clearly separate from the GAAP accounting for the transactions.

In fact, there is no directly comparable GAAP financial measure under the full-cost method of accounting used by the company, and therefore it is not possible to provide a reconciliation.  Under the full-cost method of accounting for costs related to its natural gas and oil properties, the company does not report a gain or loss on the sale of natural gas and oil properties unless a sale involves a significant change in the relationship between costs and the proved reserves.  Otherwise, cash proceeds from sales of these assets are reflected as a reduction of capitalized costs of natural gas and oil properties for accounting purposes, with no gain or loss recognized.  A more complete discussion of how we account for our natural gas and oil properties is provided on pages 48 and 49 of our Form 10-K for the year ended December 31, 2007.

While there is no GAAP measure directly comparable to the difference between (i) the joint venturers' cash payments to the company and drilling credits and (ii) the company's cost basis in the properties sold, the transactions will have a material positive impact on our financial statements for 2008 and beyond.  The reduction of capitalized costs by the amount of cash proceeds received benefits the company in its periodic full-cost ceiling tests, and the joint venturers' commitment to fund the company's share of future drilling and completion costs is expected to reduce our future DD&A expense by reducing the amount of capital we would invest to develop the properties.

Securities and Exchange Commission
February 13, 2009

4.
We note you disclose that you retained majority ownership positions in the co-development areas valued at $25.9 billion on a pro-rata basis, which you also refer to as implied value in your disclosure.  Please clarify how you calculated the implied value of these properties.  In addition, explain how the implied value of these properties relates to values calculated for your GAAP financial statements.

Response:  The disclosed implied value of our retained interests is proportionate to the total of the cash payments received by the company and the drilling credits to be received in the future.  For the first transaction listed in the table, the joint venture with Plains Exploration, for example, the $3.3 billion total benefit to the company for selling a 20% interest in our Haynesville Shale leasehold acreage implies that 100% of the acreage was worth $16.5 billion ($3.3 billion ÷ 20% = $16.5 billion).  Our 80% ownership of the acreage would therefore be worth $13.2 billion ($16.5 billion x 80% = $13.2 billion).  Please see our response to comment 3 above for the explanation of the accounting for the joint venture transactions.  The company reports unevaluated natural gas and oil properties at cost under the full-cost accounting method.  Neither the "fair value" nor an "implied value" of the properties is reported in our financial statements.

5.	Explain how Mr. McClendon's decision not to participate in the special restricted stock grant in 2006 and the supplemental restricted stock grants resulted in "significant benefits" to the Company.

Response:  The most obvious benefit to the company was that fewer shares were issued, therefore resulting in less dilution to shareholders and less compensation expense recognized in the company's income statement.  Additionally, the company monitors closely the shares of common stock available under its employee stock incentive plans as well as its total authorized shares.  Had Mr. McClendon participated in these retention stock grants, more shares would have been used.  It is a significant benefit to the company to have shares available under its plans and for other purposes, such as stock issuances for cash or in exchange for other company securities, to acquire assets and to reserve for issuance upon conversion of the company's outstanding convertible securities.  The company is mindful of the shareholders' rights to approve or disapprove increases in the number of shares subject to employee stock incentive plans and total authorized shares.

In closing, and pursuant to your request, we acknowledge that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 13, 2009

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call me at (405) 935-9225, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.

Very truly yours,

/s/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary